SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/19/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
3,566,407

8. SHARED VOTING POWER
866,432

9. SOLE DISPOSITIVE POWER
3,566,407
_______________________________________________________

10. SHARED DISPOSITIVE POWER
866,432


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,432,839 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.14%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
3,566,407

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
3,566,407
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,566,407 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

12.98%

14. TYPE OF REPORTING PERSON

IC

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,566,407

8. SHARED VOTING POWER
866,432

9. SOLE DISPOSITIVE POWER
3,566,407
_______________________________________________________

10. SHARED DISPOSITIVE POWER
866,432


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,432,839 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.14%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
3,566,407

8. SHARED VOTING POWER
866,432

9. SOLE DISPOSITIVE POWER
3,566,407
_______________________________________________________

10. SHARED DISPOSITIVE POWER
866,432


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,432,839 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.14%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
3,566,407

8. SHARED VOTING POWER
866,432

9. SOLE DISPOSITIVE POWER
3,566,407
_______________________________________________________

10. SHARED DISPOSITIVE POWER
866,432


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,432,839 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.14%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #8 to the schedule 13d filed February 19, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
Since the date of the most recent amendment to schedule 13D, additional members have joined the Bulldog Investors Group of Funds. See response to Item 5 below.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on February 8, 2016, there were 27,466,109 shares of common stock outstanding as of November 30, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of May 20, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 4,432,839 shares of DCA (representing 16.14% of DCA's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 4,432,839 shares of DCA include 3,566,407 shares (representing 12.98% of DCA's outstanding shares) that are beneficially owned by Mr. Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise investment authority: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP,
Bulldog Investors General Partnership, Mercury Partners, LP, Steady Gain Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Mr. Goldstein and the Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 4,432,839 shares of DCA beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 866,432 shares (representing 3.16% of DCA's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 3,566,407 shares. Bulldog Investors, LLC has shared power to dispose of and vote 866,432 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of DCA's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) Since the last filing on 5/18/16 the following shares of DCA were purchased:

Date:		        Shares:		Price:
05/18/16		9,000		4.2629
05/19/16		34,500		4.2328
05/20/16		17,000		4.2625



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
N/A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/23/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.